UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022977

hours per response...... 12.00

RECEIVED AUG 2 8 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 8-30-02

REPORT FOR THE PERIOD BEGINNING 07/01/01 AND ENDING 06/30/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PHILADELPHIA INVESTORS, LTD.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 WALNUT STREET SUITE 400
(No. and Street)

Philadelphia PA 19102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CLARENCE Z. WURTS 215-772-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY + PULLEN, LLP
(Name – *if individual, state last, first, middle name*)

2 PENN CENTER STE 1420 PHILADELPHIA PA 19102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CLARENCE Z. WURTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Investors, LTD., as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
DEBORAH A. LUNNY, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 24, 2005

[signature]
Signature

President
Title

Deborah A Lunny
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Philadelphia Investors, Ltd.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Philadelphia Investors, Ltd. (an S Corporation) as of June 30, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Investors, Ltd. (an S Corporation) as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Philadelphia, Pennsylvania
July 29, 2002

PHILADELPHIA INVESTORS, LTD.
(AN S CORPORATION)

STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2002 AND 2001

ASSETS

	2002	2001
ASSETS		
Cash and cash equivalents	$ 175,210	$ 108,229
Equity securities owned, at market value	384,737	440,699
Loan receivable, related party	12,000	12,000
Furniture and equipment, at cost, less accumulated depreciation of $181,817 and $161,463	19,796	33,695
Prepaid expenses	11,425	11,153
Other assets	10,035	9,095
Total assets	$ 613,203	$ 614,871

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
LIABILITIES		
Payable to clearing broker	$ 151,770	$ 140,621
Loans payable, related party	38,000	38,000
Commissions payable	35,217	32,890
Accounts payable and accrued expenses	56,840	32,808
Total liabilities	281,827	244,319
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, par value, $1 Authorized 1,000 shares Issued and outstanding 100 shares	100	100
Additional paid-in capital	546,007	446,007
Accumulated deficit	(214,731)	(75,555)
Total stockholder's equity	331,376	370,552
Total liabilities and stockholder's equity	$ 613,203	$ 614,871

See Notes to Financial Statements.

PHILADELPHIA INVESTORS, LTD.
(AN S CORPORATION)

STATEMENTS OF OPERATIONS

YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
REVENUES		
Commissions	$ 585,507	$ 624,467
Interest income	26,613	36,538
Net loss on marketable securities	(54,374)	(175,574)
Total revenues	557,746	485,431
EXPENSES		
Employees' salary and benefits	188,423	109,737
Commissions	169,209	266,754
Communication costs	55,270	61,420
Clearing corporation transaction and related costs	87,938	99,450
Registration and license	6,738	4,958
Occupancy costs and depreciation expense	69,556	78,557
Professional fees	72,354	42,063
Interest	10,957	17,589
Other	35,727	56,372
Total expenses	696,172	736,900
NET LOSS	$ (138,426)	$ (251,469)

See Notes to Financial Statements.

PHILADELPHIA INVESTORS, LTD.
(AN S CORPORATION)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED JUNE 30, 2002 AND 2001

	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, June 30, 2000	$ 100	$346,007	$ 204,947	$551,054
Net loss	-	-	(251,469)	(251,469)
Contributions	-	100,000	-	100,000
Distributions	-	-	(29,033)	(29,033)
Balance, June 30, 2001	100	446,007	(75,555)	370,552
Net loss	-	-	(138,426)	(138,426)
Contributions	-	100,000	-	100,000
Distributions	-	-	(750)	(750)
Balance, June 30, 2002	$ 100	$546,007	$ (214,731)	$331,376

See Notes to Financial Statements.

PHILADELHIA INVESTORS, LTD.
(AN S CORPORATION)

STATEMENTS OF CASH FLOWS

YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net loss	$ (138,426)	$ (251,469)
Adjustments to reconcile net loss to net cash (used in) operating activities:		
Depreciation	20,354	21,636
Gain on sale of equipment	-	(5,067)
Changes in assets and liabilities:		
(Increase) decrease in assets		
Equity securities owned	55,962	188,037
Prepaid expenses	(272)	(8,498)
Other assets	(940)	951
Increase (decrease) in liabilities		
Payable to clearing broker	11,149	39,492
Commissions payable	2,327	(10,968)
Accounts payable and accrued expenses	24,032	(16,863)
Net cash (used in) operating activities	(25,814)	(42,749)
INVESTING ACTIVITIES		
Repayment of loan receivable, related party	-	20,000
Proceeds from sale of equipment	-	10,000
Purchase of furniture and equipment	(6,455)	(12,825)
Net cash provided by (used in) investing activities	(6,455)	17,175
FINANCING ACTIVITIES		
Capital contribution by sole stockholder	100,000	100,000
Distributions	(750)	(29,033)
Net cash provided by financing activities	99,250	70,967
INCREASE IN CASH AND CASH EQUIVALENTS	66,981	45,393
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	108,229	62,836
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 175,210	$ 108,229
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 10,957	$ 27,255

See Notes to Financial Statements.

NOTE 1. INCORPORATION OF COMPANY

Philadelphia Investors, Ltd. (the "Company") operates in Pennsylvania and New Jersey as an introducing securities broker-dealer in which securities transactions orders for customers are placed through a regional clearing agent (the Pershing Division of Donaldson Lufkin & Jenrette—"Pershing") on a fully disclosed basis. The Company does not hold securities on behalf of customers and did not carry margin accounts at year end.

On September 15, 2000, the Company sold substantially all the assets associated with its Moorestown, NJ operations to J.B. Hilliard, W.L. Lyons, Inc. ("Hillliard Lyons") for $10,000 plus reimbursements of certain costs related to the sale. The Company realized a gain of $5,067 on the transaction.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Proprietary and customer security transactions, commissions and related expenses are recorded on a settlement date basis, which does not differ materially from the trade date.

Marketable securities owned are valued at market value. The resulting differences between cost and market are included in the statements of operations.

The Company is depreciating its furniture and equipment, which is carried at cost, using the straight-line method over periods ranging from three to seven years.

The Company, with the consent of its stockholder, elected to have its income taxed under the S Corporation provisions of the Internal Revenue Code and Pennsylvania S Corporation regulations, which provide that, in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is reflected in the financial statements of the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

NOTE 3. LOAN RECEIVABLE, RELATED PARTY

During February 2000, the Company advanced $32,000 to a related party. The loan bears interest at 12% per annum and is payable upon demand. At June 30, 2002, $12,000 of the principal advanced and $5,660 of accrued interest remained outstanding.

NOTE 4. PAYABLE TO CLEARING BROKER

Clearing and depository operations are performed by the Company's clearing broker pursuant to a clearance agreement. At June 30, 2002 and 2001, substantially all of the marketable securities owned and amounts due to the Company's clearing broker were positions with, and amounts receivable from or payable to, this clearing broker. At June 30, 2002 and 2001, the Company was required to maintain a $25,000 deposit with the clearing broker pursuant to the clearing agreement.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2002, the Company had net capital of $206,044, which was $106,044 in excess of its required net capital of $100,000. The Company's net capital ratio was .64 to 1.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company is committed under noncancelable operating leases which expire through April 2004. The minimum annual rental commitments under these leases at June 30, 2002 are summarized as follows:

YEARS ENDING JUNE 30,	AMOUNT
2003	$ 47,549
2004	21,182
Total	$ 68,731

Rental expenses for all leases for the years ended June 30, 2002 and 2001 totaled $47,108 and $55,908, respectively.

Contingencies

An investor wrote to the Company in 1998 demanding reimbursement for losses incurred in relation to certain transactions executed through the Company. No action or arbitration has been commenced, and management of the Company, after consultation with outside counsel, believes that resolution of any such actions would not result in any material adverse effect on the Company's financial position.

NOTE 7. LOANS PAYABLE, RELATED PARTY

During the year ended June 30, 1993, the Company borrowed $38,000 from a related party. The loan is interest-free and due on demand.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK *(Continued)*

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

As of June 30, 2002, the estimated fair values of the Company's financial instruments and significant assumptions made in determining fair values are as follows:

Cash and cash equivalents, loans receivable, loans payable, commissions payable, accounts payable and accrued expenses. The amounts reported in the statement of financial condition approximate fair values due to the short-term maturities of these instruments.

NOTE 10. CONCENTRATIONS AND CREDIT RISK

The Company places its cash with high-quality financial institutions. However, the funds on deposit at one such institution are not insured. At times, such amount may be in excess of the Federal Deposit Insurance Corporation insurance limits.

One customer accounted for approximately 31% of the Company's commission income during the year ended June 30, 2002.

SUPPLEMENTARY INFORMATION

PHILADELPHIA INVESTORS, LTD.
(AN S CORPORATION)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2002

COMPUTATION OF NET CAPITAL	
Stockholder's equity from statement of financial condition	$ 331,376
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	331,376
Deduction and/or charges	
Total nonallowable assets	53,256
Net capital before haircuts on securities positions	278,120
Haircuts on securities positions (including undue concentration charges of $10,814)	72,076
NET CAPITAL	$ 206,044
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required, 6-2/3% of $132,808, pursuant to rule 15c3-1	$ 8,854
Minimum dollar net capital requirements of reporting broker-dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 106,044
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 281,827
Less payable to clearing broker	(151,770)
Add cash account with negative balance for which there is not netting letter	2,751
AGGREGATE INDEBTEDNESS	$ 132,808
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.64 to 1

PHILADELPHIA INVESTORS, LTD.
(AN S CORPORATION)

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

JUNE 30, 2002

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II(a) of the amended Form X-17a-5 dated August 23, 2002 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

PHILADELPHIA INVESTORS, LTD.
(AN S CORPORATION)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2002

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

PHILADELPHIA INVESTORS, LTD.
(AN S CORPORATION)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2002

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM International

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Philadelphia Investors, Ltd.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Philadelphia Investors, Ltd. (the "Company") for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Philadelphia, Pennsylvania
July 29, 2002

McGladrey + Pullen, LLP

PHILADELPHIA INVESTORS, LTD.
(AN S CORPORATION)

FINANCIAL REPORT

JUNE 30, 2002

PHILADELPHIA INVESTORS, LTD.
(AN S CORPORATION)

CONTENTS

	Page(s)
FACING PAGE TO FORM X-17A-5	2A
AFFIRMATION OF OFFICER	2B
INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS	3
FINANCIAL STATEMENTS	
Statements of Financial Condition	4
Statements of Operations	5
Statements of Changes in Stockholder's Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 – 11
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Pursuant to rule 15c3-1	13
Statement Pursuant to rule 17a-5(d)(4)	14
Information Relating to the Possession or Control Requirements Under rule 15c3-3	15
Computation for Determination of Reserve Requirements Under rule 15c3-3	16
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	17